UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Nuverra Environmental Solutions, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	26-0287117
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14624 N. Scottsdale Road, Suite #300, Scottsdale, Arizona	85254
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of each class to be so registered	Name of each exchange on which each class is to be registered
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

(Title of Class)

Warrants to purchase Common Stock, with an exercise price of $39.82

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

General

As previously disclosed by Nuverra Environmental Solutions, Inc. (the “Company”) on its Current Report on Form 8-K filed May 1, 2017, the Company and its material subsidiaries (collectively with the Company, the “Nuverra Parties”) filed voluntary petitions under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to pursue prepackaged plans of reorganization (together, and as amended, the “Plan”). The Nuverra Parties’ chapter 11 cases were jointly administered under the caption In re Nuverra Environmental Solutions, Inc., et al. (Case Nos. 17-10949 through 17-10962). Also as previously disclosed by the Company on its Current Report on Form 8-K filed July 31, 2017, on July 25, 2017, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. On August 7, 2017 (the “Effective Date”), the Plan became effective pursuant to its terms, and the Nuverra Parties emerged from the chapter 11 cases. The Plan and the Confirmation Order are incorporated herein by reference to Exhibits 2.1 and 99.1, respectively, to the Company’s Current Report on Form 8-K filed July 31, 2017.

Pursuant to the Plan, on the Effective Date, (i) all shares of the Company’s pre-Effective Date common stock and all other previously issued and outstanding equity interests in the Company, and any rights of any holder in respect thereof, were cancelled and discharged and (ii) all agreements, instruments, and other documents evidencing, relating to or connected with the pre-Effective Date common stock and all other previously issued and outstanding equity interests of the Company, and any rights of any holder in respect thereof, were cancelled and discharged. Also pursuant to the Plan, on the Effective Date, the Company created a new class of common stock, par value $0.01 (the “Common Stock”), and issued 11,695,580 shares of Common Stock and 118,137 warrants to purchase Common Stock (the “Warrants”). This registration statement registers the Common Stock and the Warrants under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Common Stock

On the Effective Date, the Company filed the Second Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”) with the office of the Secretary of State of the State of Delaware and adopted the Third Amended and Restated Bylaws of the Company (the “Bylaws”). The following description of the Common Stock is only a summary and does not purport to be complete, and such description is qualified in its entirety by reference to the full text of the Certificate of Incorporation and Bylaws, copies of which are attached hereto as Exhibits 3.1 and 3.2, respectively, and incorporated herein by reference. In addition, the Delaware General Corporation Law (the “DGCL”) contains provisions which affect the capital stock of the Company.

The Certificate of Incorporation provides that the Company is authorized to issue a total of 76,000,000 shares of capital stock, of which 1,000,000 shares shall be preferred stock, par value $0.01 (“Preferred Stock”), and 75,000,000 shares shall be Common Stock.

Rights of the Holders of Common Stock

The Common Stock carries the following rights:

•

Voting. Except as otherwise provided by applicable law or the Certificate of Incorporation, no stockholder of the Company (“Stockholder”) shall have any cumulative voting rights and each outstanding share of Common Stock owned on the relevant record date, regardless of class, shall be entitled to one vote on each matter submitted to a vote of the Stockholders. The election of directors is determined by a plurality of the votes cast by the Stockholders present in person or represented by proxy at a meeting of the Stockholders and entitled to vote on the election of directors. Except as otherwise provided by applicable law, the Certificate of Incorporation, or the Bylaws, all matters submitted to a vote of the Stockholders at a meeting, other than the election of directors, shall be decided by the affirmative vote of a majority of the votes cast by the Stockholders present in person or represented by proxy at a meeting of the Stockholders and entitled to vote thereon.

•	Dividends. Subject to applicable law and the provisions of the Certificate of Incorporation, dividends may be declared by the board of directors of the Company (the “Board”), in its sole discretion, at any meeting, and may be paid in cash, property, or shares of the Company’s capital stock.

•	Liquidation. Subject to applicable law and the Certificate of Incorporation, any vote or votes authorizing the liquidation of the Company, or proceeding for its dissolution may provide, subject to any agreements between Stockholders, rights of creditors, and rights provided to a particular class or series, for the distribution pro rata among the Stockholders of the Company’s assets, wholly or in part in kind, whether such assets be in cash or other property. In addition, such votes may authorize the Board to determine the value of different assets for the purpose of such liquidation and may divide, or authorize the Board to divide, such assets or any part thereof among the Stockholders such that every Stockholder will receive a proportionate amount in value of cash or property. In the event of a liquidation, dissolution, or winding-up of the Company, holders of Common Stock will have all the rights and privileges typically associated with such securities as set forth in the DGCL.

•	Restrictions on Transfer. The Common Stock is not subject to restrictions on transfer as a result of the Certificate of Incorporation or the Bylaws. Nevertheless, there may be restrictions imposed by applicable securities laws or by the terms of related agreements. The Bylaws permit the Company to place restrictive legends on its share certificates in order to ensure compliance with any restrictions imposed.

•	Other Rights. Holders of the Common Stock have no preemptive, redemption, conversion, or sinking fund rights.

The rights, preferences, and privileges of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Stock that may be issued by the Company.

Preferred Stock

As of the Effective Date, the Company has no shares of Preferred Stock outstanding. Under the Certificate of Incorporation, the Board is authorized to issue from time to time, without further action by the Stockholders, one or more series of Preferred Stock in such amounts as determined by the Board. The voting powers, designations, preferences and relative participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions on transfer thereof, if any, of the Preferred Stock of each series shall be determined by the Board.

Limitation on Issuance of Nonvoting Equity Securities

The Certificate of Incorporation provides that the Company shall not issue non-voting equity securities; provided, however, that this restriction will (i) have no further force and effect beyond that required under Section 1123(a)(6) of chapter 11 of the Bankruptcy Code, (ii) only have such force and effect for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company, and (iii) in all events may be amended or eliminated in accordance with applicable law as from time to time may be in effect. The prohibition on the issuance of nonvoting equity securities is included in the Certificate of Incorporation in compliance with Section 1123(a)(6) of the Bankruptcy Code.

Anti-Takeover Provisions in Delaware Law and the Certificate of Incorporation and the Bylaws

The Certificate of Incorporation and the Bylaws contain provisions that may discourage or prevent a change of control, even if such transaction would be beneficial to the Stockholders.

No Cumulative Voting

As described above, the Certificate of Incorporation does not provide for cumulative voting with respect to the election of directors or any other matters, and cumulative voting is not otherwise provided for under the DGCL.

Classified Board

The Board of the Company will be divided into three classes, with each class to be as equal in number to the other classes as possible. The terms of office of directors of the first class are to expire at the first annual meeting of Stockholders after their election or appointment, that of the second class is to expire at the second annual meeting after their election or appointment, and that of the third class is to expire at the third annual meeting after their election or appointment. Thereafter, each director shall serve for a term ending on the date of the third annual meeting of Stockholders following the annual meeting at which such director was elected. The classification of the Board has the effect of making it more difficult for Stockholders to change the composition of the Board.

The classified Board provision shall not be altered or repealed without the affirmative vote of the holders of at least eighty percent (80%) of the shares entitled to vote in the election of directors. The directors may not amend or repeal the classified Board provision.

Action by Written Consent

Effective upon the date that the Specified Investors (as defined in the Certificate of Incorporation), together with their affiliates, cease to hold directly or indirectly at least twenty-five percent (25%) of the voting power of issued and outstanding Common Stock entitled to vote at a meeting of the Stockholders, any action required or permitted to be taken by the Stockholders must be effected at a duly called annual or special meeting of Stockholders and may not be effected by any consent by such Stockholders in lieu of a meeting of the Stockholders. At all times prior thereto, action may be taken without a meeting and vote, if a consent in writing, setting forth the action so taken, shall be signed by Stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Company entitled to vote thereon were present and voted. On the Effective Date, the Specified Investors held approximately 90% of the Company’s issued and outstanding Common Stock.

Special Meetings of Stockholders

Special meetings of the Stockholders may be called at any time by the Chairman of the Board, the Chief Executive Officer, or a majority of the Board. In addition, so long as the Specified Investors collectively own directly or indirectly at least twenty-five percent (25%) of the issued and outstanding Common Stock entitled to vote at such meeting, special meetings of Stockholders, unless otherwise prescribed by statute, shall be called upon the request in writing of a Stockholder or Stockholders of record holding at least thirty percent (30%) of the issued and outstanding Common Stock entitled to vote at such meeting.

Business Combinations

The Company has opted out of Section 203 of the DGCL. However, the Certificate of Incorporation contains similar provisions providing that the Company may not engage in certain Business Combinations (as defined below) with any Interested Stockholder (as defined below) for a period of three years following the time that such Interested Stockholder became an Interested Stockholder, unless:

•	prior to such time, the Board approved the Business Combination or transaction that results in the Stockholder becoming an Interested Stockholder;

•	upon consummation of the transaction that resulted in the Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least eighty-five percent (85%) of the Voting Stock (as defined below) outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to such time, the Business Combination is approved by the Board and authorized at an annual or special meeting of Stockholders by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Voting Stock not owned by the Interested Stockholder.

Generally, a “Business Combination” includes a merger, asset or stock sale, or other transaction resulting in financial benefit to the Interested Stockholder. Subject to certain exceptions, an “Interested Stockholder” is a person who, together with that person’s affiliates and associates, owns, or within a three year period immediately prior to the date on which it is sought to be determine whether such person is an Interested Stockholder owned, fifteen percent (15%) or more of the outstanding Voting Stock. For purposes of this provision, “Voting Stock” means any class or series of stock entitled to vote generally in the election of directors.

Advance Notice Procedure

The Bylaws provide that if notice is provided for a Stockholders meeting other than an annual meeting, the business transacted at such meeting shall be limited to the matters stated in the notice of such meeting.

Corporate Opportunities

The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. The Certificate of Incorporation, to the fullest extent permitted by applicable law, renounces any interest or expectancy that the Company or its subsidiaries have in, or right to be offered an opportunity to participate in, any business opportunity, transaction, or other matter in which the Specified Investors, any officer, director, partner, or employee of any entity comprising the Specified Investors, and any portfolio company in which such entities or persons have an equity interest (each a “Specified Party”). In addition, to the fullest extent permitted by applicable law, in the event any Specified Party acquires knowledge of a corporate opportunity, such Specified Party will have no duty to communicate or present such corporate opportunity to the Company. The Certificate of Incorporation does not renounce interest in any corporate opportunity that is (i) offered in writing solely to a director or officer of the Company or its subsidiaries who is not also a Specified Party, (2) offered to a Specified Party who is a director, officer or employee of the Company and who is offered such opportunity solely in his or her capacity as a director, officer or employee of the Company, or (3) identified by a Specified Party solely through the disclosure of information by or on behalf of the Company.

Limitation on Liability of Directors

The Certificate of Incorporation provides that a director of the Company shall not be personally liable either to the Company or a Stockholder for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws, (iii) for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the Company’s rights and its stockholders’ rights, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, except in the situations described above.

Amendments to the Certificate of Incorporation

The Certificate of Incorporation may be amended pursuant to the DGCL; provided, however, that notwithstanding any other provisions of the Certificate of Incorporation or the Bylaws, and notwithstanding the fact that some lesser percentage may be specified by the DGCL, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the shares of the then outstanding Voting Stock, voting as a single class, shall be required to amend, repeal, or adopt any provisions inconsistent with the provisions of the Certificate of Incorporation related to corporate opportunity, written consents, Section 203 of the DGCL, and Business Combinations with an Interested Stockholder.

Amendments to the Bylaws

The Bylaws may be altered, amended, or repealed or new bylaws may be adopted by (i) the affirmative vote of a majority of the directors then in office or (ii) the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of all outstanding Voting Stock, voting together as a single class.

Registration Rights

On the Effective Date, pursuant to the Plan, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain holders party thereto. Pursuant to the Registration Rights Agreement, any holder that, together with its affiliates, beneficially owns at least 5% of the aggregate outstanding shares of the Common Stock (and held at least 10% of the Common Stock on the Effective Date), may request registration of its Common Stock at any time under the Securities Act of 1933, as amended (the “Securities Act”), on Form S-1 (“Long-Form Registration”), if Form S-3 is not available to the Company, or on Form S-3, or any similar short-form registration statement (“Short-Form Registration”), if available. The Company, however, is not required to conduct more than three Long-

Form Registrations for each holder, but is required to conduct an unlimited number of Short-Form Registrations for each holder.

In addition, as promptly as reasonably practicable after the Effective Date, the Company is required to use its reasonable best efforts to cause a shelf registration (“Shelf”) on Form S-1 to be declared effective for the offer and resale of the Common Stock on a delayed or continuous basis. At any time and from time to time after the Shelf has been declared effective, any holder that beneficially owns at least 5% of the aggregate outstanding shares of Common Stock may request to sell all or any portion of their Common Stock in an underwritten offering that is registered pursuant to the Shelf, and any holder may participate in such a Shelf takedown.

The foregoing description of the Registration Rights Agreement is only a summary and does not purport to be complete. The description is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4.2 and incorporated herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, LLC (“AST”).

Listing

The Common Stock is presently not traded on any market or recognized exchange. However, the Company has initiated the process for listing on the NYSE American. The Company will file a Form 8-K announcing when trading on any such platform will begin.

Warrants

On the Effective Date, pursuant to the Plan, the Company entered into a Warrant Agreement with AST (the “Warrant Agreement”). Pursuant to the terms of the Plan, the Company issued the Warrants to holders of the Company’ 9.875% Senior Notes due 2018 and holders of certain claims relating to the rejection of executory contracts and unexpired leases, if any, in partial satisfaction of their allowed claims. In the aggregate, the Warrants are exercisable to purchase up to 118,137 shares of Common Stock.

Exercise Price and Exercise Period

Each warrant is exercisable for one share of Common Stock, at an exercise price of $39.82 per share (the “Exercise Price”). All Warrants are exercisable beginning on the Effective Date. All unexercised Warrants will expire and become void, and the rights of the holders of such Warrants to purchase Common Stock will terminate, as of 5:00 p.m. New York City time five years from the Effective Date or, in certain instances specified in the Plan, a longer term of up to seven years from the Effective Date.

Adjustments

The number of shares of Common Stock for which a Warrant is exercisable, and the Exercise Price, are subject to adjustment from time to time pursuant to Article IV of the Warrant Agreement upon the occurrence of certain events, including, but not limited to, the issuance of a stock dividend to all holders of Common Stock, a subdivision or reclassification of the Common Stock, certain issuances of Common

Stock and rights to acquire Common Stock for less than the current market value of the Common Stock on such date, and a combination or liquidation event.

No Rights as Stockholders

No Warrant holder will have, by virtue of holding or having a beneficial interest in the Warrants, the right to vote, consent, receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of Common Stock, or to exercise any rights whatsoever as a Stockholder unless, until and only to the extent such Warrant holder becomes a holder of record of shares of Common Stock issued upon settlement of Warrants.

Cashless Exercise

The Warrant Agreement permits the Warrant holders to exercise the Warrants for a cash payment or cashless exercise. A Warrant holder may elect, at any time prior to the expiration date, to pay cash to purchase the shares underlying the Warrant at the Exercise Price. If a Warrant holder elects to have a cashless exercise, the Company will deliver, without cash payment therefor, a reduced number of shares of Common Stock by subtracting from the total number of shares of Common Stock issuable pursuant to the exercise of the Warrants (if payment of the Exercise Price were being made in cash) such number of shares of Common Stock determined by a formula, as more fully described in the Warrant Agreement, to account for such cashless exercise.

The foregoing description of the Warrant Agreement is only a summary and does not purport to be a complete, and such description is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is attached hereto as Exhibit 4.4 and incorporated herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for the Warrants is AST.

Item 2.	Exhibits.

Exhibit Number	Description

2.1	Debtors Amended Prepackaged Plans of Reorganization, dated June 23, 2017 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 31, 2017)

3.1*	Second Amended and Restated Certificate of Incorporation of Nuverra Environmental Solutions, Inc.

3.2*	Third Amended and Restated Bylaws of Nuverra Environmental Solutions, Inc.

4.1*	Specimen Global Stock Certificate

4.2*	Registration Rights Agreement, dated as of August 7, 2017, by and among Nuverra Environmental Solutions, Inc. and the holders party thereto

4.3*	Specimen Warrant Certificate

4.4*	Warrant Agreement, dated as of August 7, 2017, between Nuverra Environmental Solutions, Inc. and American Stock Transfer & Trust Company, LLC

99.1	Findings of Fact, Conclusions of Law, and Order Approving the Debtors’ Prepackaged Plans of Reorganization, dated July 25, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 31, 2017)

*	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.

Date: August 8, 2017	By:	/s/ Joseph M. Crabb
Name: Joseph M. Crabb Title: Executive Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Debtors Amended Prepackaged Plans of Reorganization, dated June 23, 2017 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 31, 2017)

3.1*	Second Amended and Restated Certificate of Incorporation of Nuverra Environmental Solutions, Inc.

3.2*	Third Amended and Restated Bylaws of Nuverra Environmental Solutions, Inc.

4.1*	Specimen Global Stock Certificate

4.2*	Registration Rights Agreement, dated as of August 7, 2017, by and among Nuverra Environmental Solutions, Inc. and the holders party thereto

4.3*	Specimen Warrant Certificate

4.4*	Warrant Agreement, dated as of August 7, 2017, between Nuverra Environmental Solutions, Inc. and American Stock Transfer & Trust Company, LLC

99.1	Findings of Fact, Conclusions of Law, and Order Approving the Debtors’ Prepackaged Plans of Reorganization, dated July 25, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 31, 2017)

*	Filed herewith